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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

BRIGHAM EXPLORATION COMPANY

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

109178 10 3

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 109178 10 3	13 G/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ben M. Brigham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

	5.	Sole Voting Power
		1,731,689
Number of	6.	Shared Voting Power
Shares		93,928(1)
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		1,731,689
Person
With:	8.	Shared Dispositive Power
		93,928(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,361,802(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount In Row (9) 7.72%(2)

12.	Type of Reporting Person (See Instructions) IN

(1)	Of the 3,361,802 shares of Common Stock reported herein by Anne and Ben Brigham, who are husband and wife, 1,575,689 shares are owned by Ben M. Brigham; 156,000 shares are subject to currently exercisable stock options held by Ben M. Brigham, 1,536,185 shares are owned by Anne L. Brigham, 15,252 shares are owned by Brigham Parental Trust I (of which Anne and Ben Brigham are the trustees); 16,276 shares are owned by Brigham Parental Trust II (of which Anne and Ben Brigham are the trustees); and 62,400 shares are held by David T. Brigham, as custodian for each of Mr. and Mrs. Brigham’s four children.

(2)	Based on 43,548,785 shares of Common Stock outstanding as of December 31, 2004, including 1,196,820 treasury shares.

Page 2 of 8 Pages

CUSIP No. 109178 10 3	13 G/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anne L. Brigham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

	5.	Sole Voting Power
		1,536,185
Number of	6.	Shared Voting Power
Shares		93,928(1)
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		1,536,185
Person
With:	8.	Shared Dispositive Power
		93,928(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,361,802(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount In Row (9) 7.72%(2)

12.	Type of Reporting Person (See Instructions) IN

(1)	Of the 3,361,802 shares of Common Stock reported herein by Anne and Ben Brigham, who are husband and wife, 1,575,689 shares are owned by Ben M. Brigham; 156,000 shares are subject to currently exercisable stock options held by Ben M. Brigham, 1,536,185 shares are owned by Anne L. Brigham, 15,252 shares are owned by Brigham Parental Trust I (of which Anne and Ben Brigham are the trustees); 16,276 shares are owned by Brigham Parental Trust II (of which Anne and Ben Brigham are the trustees); and 62,400 shares are held by David T. Brigham, as custodian for each of Mr. and Mrs. Brigham’s four children.

(2)	Based on 43,548,785 shares of Common Stock outstanding as of December 31, 2004, including 1,196,820 treasury shares.

Page 3 of 8 Pages

Item 1.

(a)	Name of Issuer: Brigham Exploration Company

(b)	Address of Issuer’s Principal Executive Offices: 6300 Bridge Point Parkway, Bldg. 2, Suite 500, Austin, Texas 78730

Item 2.

(a)	Name of Persons Filing: Anne L. Brigham and Ben M. Brigham

(b)	Address of Principal Business Office: 6300 Bridge Point Parkway, Bldg. 2, Suite 500, Austin, Texas 78730

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock, $0.01 Par Value

(e)	CUSIP Number: 109178 10 3

Item 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Page 4 of 8 Pages

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box.☐

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned: 3,361,802

        (b)      Percent of class: 7.72%

        (c)      Power to vote or direct the vote and dispose or to direct the disposition of the securities:

Ben M. Brigham and Anne L. Brigham have the sole power to vote or direct the vote and dispose or to direct the disposition of 1,731,689 and 1,536,185 shares of Common Stock, respectively. Ben M. Brigham and Anne L. Brigham have shared power to vote or direct the disposition of 93,928 shares of Common Stock, respectively.

Item 5. Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company

          Not applicable.

Item 8. Identification and Classification of Members of the Group

          Not applicable.

Item 9. Notice of Dissolution of Group

          Not applicable.

Item 10. Certification

          Not applicable.

Page 5 of 8 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

/s/ Ben M. Brigham
Ben M. Brigham

Date: February 14, 2005	/s/ Anne L. Brigham
Anne L. Brigham

Page 6 of 8 Pages

EXHIBIT INDEX

EXHIBIT

1.	Joint Filing Agreement

Page 7 of 8 Pages